Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Provident Energy Trust’s Annual Report on Form
40-F for the year ended December 31, 2008 of our report dated March 11, 2009, relating to the Consolidated Financial Statements as at December 31, 2008 and 2007 and for each of the years then ended and the effectiveness of internal control over financial reporting of Provident Energy Trust as of December 31, 2008.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 19, 2009